Exhibit 4.19

Satisfaction of Promissory Note

THIS SATISFACTION OF PROMISSORY NOTE (the “Satisfaction”) is entered into as of March 6, 2023 (the “Effective Date”), by and among BioLargo, Inc., a Delaware corporation (“BioLargo”), and Bruce Kelber (“Kelber”), with reference to the following described “Note”:

Issuance Date: March 8, 2018

Maturity Date: March 1, 2023

Note No. 33097

Principal Amount: $50,000

Holder: Bruce Kelber

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledges, the parties agree as follows.

1.    Representation. Kelber hereby represents and warrants that he is the sole holder of the Note, and owns the Note free and clear of any mortgage, pledge, lien, security interest, encumbrance, or other charge.

2.    Conversion. Kelber hereby elects to convert the $50,000 principal amount due under the Note into 25,000 shares of common stock of BioLargo Energy Technologies, Inc. (“BETI”), in accordance with BETI’s private offering memorandum dated January 1, 2023. Kelber acknowledges that he will have an opportunity to review the offering memorandum, and may reconsider this conversion after doing so, and if he so chooses to convert, will sign a subscription agreement for such investment.

3.    Interest. BioLargo acknowledges that the original warrant issued to Kelber for interest at $0.50 per share expired unexercised because the warrant strike price was above BioLargo’s stock price, and therefore agrees to issue an additional warrant to Kelber allowing for the purchase of 200,000 shares of its common stock at $0.21 per share for a period of five years. This warrant shall compensate Kelber for interest over the first two years of the Note.

4.    Satisfaction of the Note. Kelber agrees to accept as full satisfaction of the Note the BETI shares as required by Section 1, and the warrant as required by Section 2. Upon receipt of same, Kelber hereby releases and discharges BioLargo from any claims or obligations on the Note. Kelber further agrees to surrender the Note as cancelled.

5.    Binding on Successors. This Satisfaction is binding on the successors and assigns of Kelber.

6.    Counterparts. This Satisfaction may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

IN WITNESS WHEREOF, the parties have duly executed this Satisfaction to Promissory Note as of the date first above written.

BIOLARGO, INC.

/s/Dennis P. Calvert

By: ______________________

Name: Dennis P. Calvert

Title: President

Date signed: March 6, 2023

HOLDER

/s/Bruce Kelber

By: ______________________

Name: Bruce Kelber

Date signed: March 6, 2023